Exhibit 99.1

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com 16.04.13:130117_055.docx Non-Renounceable Rights Issue Share Allotment Brisbane, Australia, 22 May 2013. Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Company”) wishes to advise that it has today completed an allotment and issue of 24,709,097 fully paid ordinary shares pursuant to its underwritten non-renounceable rights issue announced on 16 April 2013 (“Rights Issue”). All applications by eligible shareholders for entitlements and additional shares were accepted with the shortfall underwritten by Mercer Capital Pty Limited (“Underwriter”). Those Directors of the Company who hold shares subscribed for their full entitlements under the Rights Issue. Today, the Company also issued 1,000,000 unlisted options (“Options”) to the Underwriter being part of the Rights Issue underwriting fee. The Options have an exercise price of $0.30 and expire on 13 March 2016 and were issued in accordance with the terms in the Underwriting Agreement dated 15 March 2013 as detailed in the Offer Document. Following the Rights Issue the Company now has a total of 49,418,194 ordinary shares on issue and 1,090,000 unlisted options. A statement setting out the Top 20 holders of the Company’s ordinary shares following the completion of the Rights Issue and Appendix 3B is attached. New holding statements as a result of the Rights Issue will be despatched to shareholders on or around 23 May 2013 and the New Shares are expected to commence normal trading on the ASX on Thursday 23 May 2013. Directors would like to thank shareholders, the Underwriter and applicants for their support in this capital raising. ENDS About Progen Pharmaceuticals Ltd Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com 16.04.13:130117_055.docx For more information: Blair Lucas Company Secretary +61 7 3273 9133 +61 403 358 638 This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

CRB/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** T O P 2 0 H O L D E R S *** (RSP520:10.50:220513)
PROGEN PHARMACEUTICALS LIMITED/PGL RUN NUMBER 3679 22/05/2013 A.C.N. 010 975 612 PAGE : 1

CLASS GROUP: *G0/FULLY PAID ORDINARY SHARES

HOLDER NO	NAME AND ADDRESS	UNITS	% I/C	RANK
	TBG INC	5,500,000	11.13	1
*GRP*MEDWE	MEDIGEN BIOTECHNOLOGY & WESTPAC CUSTODIAN	4,192,964	8.48	2
	JP MORGAN NOMINEES AUSTRALIA LIMITED <CASH INCOME A/C>	2,822,735	5.71	3
	US CONTROL ACCOUNT	2,190,602	4.43	4
	MISS FU MEI WANG	2,165,128	4.38	5
*GRP*FYW	FU YING WANG	2,003,498	4.05	6
	WELL HALLMARK HOLDING CORP	2,000,000	4.05	7
	WINGO INVESTMENT CORPORATE	1,732,879	3.51	8
	MR YUNG-FONG LU	1,571,020	3.18	9
	MS WEN-MIN WANG	1,424,136	2.88	10
	MRS LEE LI HSUEH YANG	1,322,558	2.68	11
	YAO-JEN KO	1,150,000	2.33	12
*GRP*YANG	CHI-LIANG YANG	945,984	1.91	13
	MR HSIEN-JUNG YANG & MRS MA SHU-HWA YANG <THE LAMBERT SUPER FUND A/C>	916,000	1.85	14
*GRP*MHY	MIN-HUA YEH	844,894	1.71	15
	NATIONAL NOMINEES LIMITED	692,178	1.40	16
	DR WOEI-JIA JIANG	483,800	0.98	17
	SHIH-WEN CHANG	450,000	0.91	18
	CHARLES TSAN-JIAN CHEN	450,000	0.91	19
	MIN-LEE LIN-JUANG	450,000	0.91	20
	*** REPORT TOTAL ***	33,308,376	67.40	
	*** REMAINDER ***	16,109,818	32.60	
	*** GRAND TOTAL ***	49,418,194	100.00

CRB/COMPUTERSHARE INVESTOR SERVICES PTY LTD *** T O P 2 0 H O L D E R S *** (RSP520:10.50:220513) PROGEN PHARMACEUTICALS LIMITED/PGL RUN NUMBER 3679 22/05/2013 A.C.N. 010 975 612 PAGE : 2 CLASS GROUP: *G0/FULLY PAID ORDINARY SHARES HOLDER NO NAME AND ADDRESS UNITS % I/C RANK TOTAL CURRENT HOLDERS MEETING CRITERIA FOR THIS REPORT: 2360 *********************************************************************************************************************************** ********** NUMBER OF PAGES WRITTEN = 2 *********** END OF REPORT **************** NUMBER OF LINES WRITTEN = 41 **** ***********************************************************************************************************************************

Appendix 3B New issue announcement + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 1 Rule 2.7, 3.10.3, 3.10.4, 3.10.5 Appendix 3B New issue announcement, application for quotation of additional securities and agreement Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13 Name of entity PROGEN PHARMACEUTICALS LIMITED ABN 82 010 975 612 We (the entity) give ASX the following information. Part 1 - All issues You must complete the relevant sections (attach sheets if there is not enough space). 1 +Class of +securities issued or to be issued Fully paid ordinary shares 2 Number of +securities issued or to be issued (if known) or maximum number which may be issued 24,709,097 fully paid ordinary shares (New Shares) 3 Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) New Shares are issued on the terms set out in the Offer Document for the pro-rata nonrenounceable rights issue (Rights Issue) dated 17 April 2013 and lodged with ASX on the same date.

Appendix 3B New issue announcement + See chapter 19 for defined terms. Appendix 3B Page 2 04/03/2013 4 Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities? If the additional +securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment Yes, New Shares will rank equally with existing fully paid ordinary shares 5 Issue price or consideration a) 24,709,097 New Shares issued for $0.21 each b) 1,000,000 options issued to the underwriter as part of the underwriting fee exercisable at $0.30 each 6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets) Funds raised from the issue of shares under the Rights Issue will be used for continued preclinical and clinical development of PG545 and continued development of PI- 88. Proceeds will also be used for capital works on the manufacturing facility of wholly-owned subsidiary PharmaSynth Pty Ltd. This will increase production capacity as well as broaden the scope of services PharmaSynth can offer new and existing clients. 6a Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A? If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i No 6b The date the security holder resolution under rule 7.1A was passed Not applicable

Appendix 3B New issue announcement + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 3 6c Number of +securities issued without security holder approval under rule 7.1 Not applicable 6d Number of +securities issued with security holder approval under rule 7.1A Not applicable 6e Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting) Not applicable 6f Number of +securities issued under an exception in rule 7.2 Not applicable 6g If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation. Not applicable 6h If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements Not applicable 6i Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements Not applicable 7 +Issue dates Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A. Cross reference: item 33 of Appendix 3B. 22 May 2013

Appendix 3B New issue announcement + See chapter 19 for defined terms. Appendix 3B Page 4 04/03/2013 Number +Class 8 Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable) 49,418,194 Fully paid ordinary shares

Appendix 3B New issue announcement + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 5 Number +Class 9 Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable) 1,090,000 Options exercisable 10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) The Company has no dividend policy Part 2 - Pro rata issue 11 Is security holder approval required? No 12 Is the issue renounceable or nonrenounceable? Non-renounceable 13 Ratio in which the +securities will be offered 1 New Share for every 1 fully paid ordinary share hold 14 +Class of +securities to which the offer relates Fully paid ordinary shares 15 +Record date to determine entitlements 26 April 2013 16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? No 17 Policy for deciding entitlements in relation to fractions No rounding policy required as New Shares are offered on a 1 for 1 basis 18 Names of countries in which the entity has security holders who will not be sent new offer documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7. Taiwan, United States of America, Singapore, Canada, Hong Kong, United Kingdom, Papua New Guniea, Ireland

Appendix 3B New issue announcement + See chapter 19 for defined terms. Appendix 3B Page 6 04/03/2013 19 Closing date for receipt of acceptances or renunciations 15 May 2013

Appendix 3B New issue announcement + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 7 20 Names of any underwriters Mercer Capital Pty Ltd 21 Amount of any underwriting fee or commission $100,000 (plus GST) and 1,000,000 options expiring 13 March 2016 exercisable at $0.30 each 22 Names of any brokers to the issue Not applicable 23 Fee or commission payable to the broker to the issue Not applicable 24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders Not applicable 25 If the issue is contingent on security holders’ approval, the date of the meeting Not applicable 26 Date entitlement and acceptance form and offer documents will be sent to persons entitled 1 May 2013 27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders 17 April 2013 28 Date rights trading will begin (if applicable) Not applicable 29 Date rights trading will end (if applicable) Not applicable 30 How do security holders sell their entitlements in full through a broker? Not applicable 31 How do security holders sell part of their entitlements through a broker and accept for the balance? Not applicable

Appendix 3B New issue announcement + See chapter 19 for defined terms. Appendix 3B Page 8 04/03/2013 32 How do security holders dispose of their entitlements (except by sale through a broker)? Not applicable 33 +Issue date 22 May 2013 Part 3 - Quotation of securities You need only complete this section if you are applying for quotation of securities 34 Type of +securities (tick one) (a) +Securities described in Part 1 (b) All other +securities Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities Entities that have ticked box 34(a) Additional securities forming a new class of securities Tick to indicate you are providing the information or documents 35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders 36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over 37 A copy of any trust deed for the additional +securities

Appendix 3B New issue announcement + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 9 Entities that have ticked box 34(b) 38 Number of +securities for which +quotation is sought 39 +Class of +securities for which quotation is sought 40 Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities? If the additional +securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment 41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security) Number +Class 42 Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

Appendix 3B New issue announcement + See chapter 19 for defined terms. Appendix 3B Page 10 04/03/2013 Quotation agreement 1 +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides. 2 We warrant the following to ASX. • The issue of the +securities to be quoted complies with the law and is not for an illegal purpose. • There is no reason why those +securities should not be granted +quotation. • An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty • Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted. • If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement. 4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete. Sign here: Date: 22 May 2013 (Director/Company secretary) Print name: Blair Lucas, Company Secretary

Appendix 3B New issue announcement + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 11 Appendix 3B – Annexure 1 Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities Introduced 01/08/12 Amended 04/03/13 Part 1 Rule 7.1 – Issues exceeding 15% of capital Step 1: Calculate “A”, the base figure from which the placement capacity is calculated Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue 24,709,097 Add the following: • Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2 • Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval • Number of partly paid +ordinary securities that became fully paid in that 12 month period Note: • Include only ordinary securities here – other classes of equity securities cannot be added • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items 24,709,097 Subtract the number of fully paid +ordinary securities cancelled during that 12 month period “A” 49,418,194

Appendix 3B New issue announcement + See chapter 19 for defined terms. Appendix 3B Page 12 04/03/2013 Step 2: Calculate 15% of “A” “B” 0.15 [Note: this value cannot be changed] Multiply “A” by 0.15 7,412,729 Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items 1,000,000 Underwriter Options “C” 1,000,000 Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1 “A” x 0.15 Note: number must be same as shown in Step 2 7,412,729 Subtract “C” Note: number must be same as shown in Step 3 1,000,000 Total [“A” x 0.15] – “C” 6,412,729 [Note: this is the remaining placement capacity under rule 7.1]

Appendix 3B New issue announcement + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 13 Part 2 Rule 7.1A – Additional placement capacity for eligible entities Step 1: Calculate “A”, the base figure from which the placement capacity is calculated “A” Note: number must be same as shown in Step 1 of Part 1 N/A Step 2: Calculate 10% of “A” “D” 0.10 Note: this value cannot be changed Multiply “A” by 0.10 N/A Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A Notes: • This applies to equity securities – not just ordinary securities • Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed • Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained • It may be useful to set out issues of securities on different dates as separate line items N/A “E” N/A

Appendix 3B New issue announcement + See chapter 19 for defined terms. Appendix 3B Page 14 04/03/2013 Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A “A” x 0.10 Note: number must be same as shown in Step 2 N/A Subtract “E” Note: number must be same as shown in Step 3 N/A Total [“A” x 0.10] – “E” N/A Note: this is the remaining placement capacity under rule 7.1A